[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

(202) 274-2011	rpomerenk@luselaw.com

August 11, 2010

Via Federal Express

Michael R. Clampitt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Charter Financial Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed August 6, 2010
File No. 333-167634

Dear Mr. Clampitt:

On behalf of Charter Financial Corporation (the “Company”), and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s comment letter dated August 10, 2010, as well as the Company’s responses to those comments.  The Amended S-1 has been black-lined to reflect changes from Pre-effective Amendment No. 1, which was filed on August 6, 2010.  For ease of reference, the Staff’s comments have been reproduced below, followed by the Company’s supplemental responses.

General

1.
Please refer to comments 2 and 3 in our letter dated July 15, 2010.  It is our understanding based on our discussion with Bob Pomerenk, Eric Luse, John Gorman and Michael Brown of Luse Gorman Pomerenk & Schick, P.C. that the pricing structure of the offering will be revised.  In this regard, it is our understanding that you will establish a price per share that is subject to downward adjustment but not upward adjustment.  Please revise the marketing materials in Exhibit 99.3 – and any other materials that may be used – to reflect the revised pricing structure.  Please also confirm that any marketing materials used, including the stock order form, will be filed as free-writing prospectuses.  Please note that we may have additional comments after reviewing your next pre-effective amendment in which the new pricing structure is disclosed.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
August 11, 2010

Based on discussions with the Staff, the pricing structure of the offering has been revised.  The common stock will be offered in the subscription and community offerings at a price of $10.52 per share, which is the maximum of the offering range established by the independent appraisal. The $10.52 offering price will be subject to downward adjustment, but not upward adjustment.  If the actual price at which shares are sold is less than $10.52, the difference will be refunded or the withdrawal authorization reduced, except for subscribers who have elected on their order forms to have such difference applied to the purchase of additional shares (to the extent available).  The Amended S-1 now reflects this revised structure.

The marketing materials and stock order form included as Exhibits 99.3 and 99.4 to the Registration Statement, respectively, have been revised to reflect the new pricing structure and will be filed as free-writing prospectuses.  In addition, pursuant to discussions with the Staff, a prospectus supplement disclosing the actual purchase price will be filed with the SEC under Rule 424(b) no later than the second business day following the earlier of the determination of the offering price or the date that it is first used.

Prospectus Cover Page

2.
Please revise the prospectus cover page and add a risk factor to disclose that investors may be required to purchase the securities to be offered in the incremental offering at a price that exceeds the OTC Bulletin Board price.  Alternatively, disclose, if true, that investors will not be required to purchase the securities at a price that exceeds the OTC Bulletin Board price.

The prospectus cover page has been revised and a risk factor has been added on page 32 of the prospectus, as requested in the comment.

Summary, page 1

Purchases by Officers and Directors, page 9

3.	Please revise here and on page 141 to clarify, if true, that officers and directors are not obligated to purchase shares in the offering.

The referenced text has been revised on page 149 to clarify that the Company’s officers and directors are not obligated to purchase shares in the offering.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
August 11, 2010

Risk Factors, page 16

The United States economy remains weak…, page 16

4.
We note your response to comment 12 in our letter dated July 15, 2010.  We note instances in which non-covered amounts are disclosed and corresponding covered amounts are not disclosed.  For example, under the heading “If the allowance for loan losses…” on page 18, you disclose the percentage of the allowance for loan losses to total non-covered loans and non-covered non-performing loans.  Please revise throughout the document to disclose corresponding covered amounts where, as here, non-covered amounts are disclosed.

The prospectus has been revised on pages 22, 24, 44 and 46, as requested in the comment.

If the allowance for loan losses…, page 18

5.
Please refer to comment 15 in our letter dated July 15, 2010.  We note that you updated allowance for loan loss information as of June 30, 2010.  However, total non-performing asset information as of June 30, 2010 was not included.  Therefore, we reissue the comment.  Alternatively, tell us why you believe this information would not be helpful to investors.

The prospectus has been revised on page 22, as requested in the comment.

Market for Our Common Stock, page 45

6.
Please revise to clarify that the over-the-counter market quotations disclosed reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  Refer to Item 201(a)(iii) of Regulation S-K.

The referenced disclosure has been added to page 51 of the prospectus, as requested in the comment.

Management, page 115

Cash Compensation, page 122

7.
We note your response to comment 16 in our letter dated July 15, 2010.  Benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.  Refer to Regulation S-K Compliance & Disclosure Interpretation 118.05.  Your disclosure on page 122 makes it appear that compensation data from Hay Group was evaluated in setting compensation in 2009.  Although you may not have conducted a comprehensive review, to the extent Hay Group data was used – either wholly or in part – to base, justify or provide a framework for a compensation decision, please disclose the component companies of the peer group evaluated.  If Hay Group data, or other peer group data, was not evaluated in setting compensation for 2009, please revise the disclosure to so clarify.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
August 11, 2010

Peer group data was not evaluated in setting compensation for 2009; we have supplemented the disclosure of page 129 to clarify this point.

Cash Incentive Awards, page 124

8.
We note your response to comment 17 in our letter dated July 15, 2010.  It appears based on the disclosure in the document that the compensation committee may have established performance targets in addition to the pre-tax income target.  Please either disclose the other performance targets or confirm that no additional performance targets were established with respect to 2009 compensation.

We confirm that no additional performance targets were established with respect to 2009 compensation and the disclosure has been supplemented on page 131 to clarify this.

Transactions with Certain Related Persons, page 138

9.
We note your response to comment 19 in our letter dated July 15, 2010.  We are unable to concur in your view that Instruction 4.c to Item 404(a) of Regulation S-K applies to loans made to related persons where the origination fee is discounted.  Accordingly, we reissue the comment.

The referenced disclosure has been added to pages 145 and 146 of the prospectus.

*           *           *

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the Staff advise the undersigned at (202) 274-2011 as soon as possible if it has any further comments.

Respectfully,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

cc:	Mr. Robert L. Johnson
Mr. Curtis Kollar
Eric Luse, Esq.
Michael Brown, Esq.